SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 24 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 10

SECURITIES A... Was...

06006632

AB 3/27/06

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 46961 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONINGTON CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 PARK AVENUE SUITE 1700
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM D. FORSTER (212) 551-3550
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 01 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **WILLIAM D. FORSTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **STONINGTON CORPORATION**, as of **DECEMBER 31**, 20**05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
On the 22 Day of February 2006
Before me Came William D Forster

VINCENT PAOLUCCI
NOTARY PUBLIC State of New York
No. [illegible]4725761
Qualified in Nassau County
Commission Expires May 31, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STONINGTON CORPORATION

## CONTENTS

# Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations


## INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Stonington Corporation

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 14, 2006




655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman Riverhead

www.mkllp.com

# STONINGTON CORPORATION

## STATEMENT OF FINANCIAL CONDITION

December 31, 2005

### ASSETS

| | | |
|---|---|---|
| Cash | $ 58,008 | |
| Marketable security | 760,432 | |
| Non-marketable securities, at fair value | 714,662 | |
| TOTAL ASSETS | | $ 1,533,102 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued expenses | $ 12,000 | |
| Income taxes payable | 67,298 | |
| Deferred tax liability | 63,110 | |
| TOTAL LIABILITIES | | $ 142,408 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, no par value; 200 shares authorized; 20 shares issued and outstanding | 20 | |
| Additional paid-in capital | 94,257 | |
| Retained earnings | 1,296,417 | |
| TOTAL STOCKHOLDER'S EQUITY | | 1,390,694 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | | $ 1,533,102 |

*The accompanying notes are an integral part of these financial statements.*

# STONINGTON CORPORATION

## STATEMENT OF INCOME

For the Year Ended December 31, 2005

| | | |
|---|---|---|
| REVENUES | | |
| Private placement fees | $ 305,373 | |
| Advisory and consulting fees | 111,584 | |
| Appreciation in fair value of non-marketable securities | 1,344,594 | |
| Interest and dividends | 141 | |
| TOTAL REVENUES | | $ 1,761,692 |
| EXPENSES | | |
| Consulting fees and services - related party | 360,000 | |
| Consulting fees - other | 40,000 | |
| Professional fees | 12,000 | |
| Regulatory fees | 4,835 | |
| Miscellaneous | 989 | |
| TOTAL EXPENSES | | 417,824 |
| INCOME TAXES | | 1,343,868 |
| PROVISION FOR INCOME TAXES | | 118,857 |
| NET INCOME | | $ 1,225,011 |

*The accompanying notes are an integral part of these financial statements.*

# STONINGTON CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2005

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE - January 1, 2005 | $ 20 | $ 69,257 | $ 71,406 | $ 140,683 |
| Contribution by stockholder | -- | 25,000 | -- | 25,000 |
| Net income | -- | -- | 1,225,011 | 1,225,011 |
| BALANCE - December 31, 2005 | $ 20 | $ 94,257 | $ 1,296,417 | $ 1,390,694 |

*The accompanying notes are an integral part of these financial statements.*

# STONINGTON CORPORATION

## STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | | $ 1,225,011 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred taxes | $ 51,561 | |
| Appreciation in fair value of non-marketable securities | (1,344,594) | |
| Changes in operating assets and liabilities: | | |
| Prepaid expense | 1,752 | |
| Accrued expenses | 2,000 | |
| Income taxes payable | 67,298 | |
| TOTAL ADJUSTMENTS | | (1,221,983) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 3,028 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Contribution by stockholder | | 25,000 |
| NET INCREASE IN CASH | | 28,028 |
| CASH - January 1, 2005 | | 29,980 |
| CASH - December 31, 2005 | | $ 58,008 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | | |
| Cash paid during the year for: | | |
| Income taxes | | $ 1,852 |

*The accompanying notes are an integral part of these financial statements.*

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business
Stonington Corporation (the "Company") is a broker and dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") and is incorporated in the State of New York. The Company primarily acts as an advisor in private placements.

Non-Marketable and Marketable Securities
Non-marketable securities represent investments in warrants exercisable into shares of common stock of public companies for which the warrants are not readily marketable and have been valued at fair value as determined in good faith by management.

Marketable securities are valued at the closing price on the last trading day of the year.

Revenue Recognition
Advisory, consulting and private placement fees are on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the contract period. Private placement fees are recognized when the proceeds of the private placement are received by the client.

Income Taxes
The stockholder of the Company elected that the Company be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Act. Under those provisions, the Company does not pay federal or state corporate income taxes. The Company is subject to New York City corporate income taxes. The stockholder is liable for individual federal and state income taxes on the Company's taxable income.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized differently in their financial statements and tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

Concentrations of Credit Risk
The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times, such amounts may exceed the FDIC limits. At December 31, 2005, the Company had no balances in excess of the FDIC limits.

NOTE 1 - Summary of Significant Accounting Policies, continued

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

NOTE 2 - Client Agreements, Marketable Securities and Non-Marketable Securities, at Fair Value

During June 2001, the Company entered into an agreement with a client to provide general corporate financial advisory services and act as the exclusive agent in connection with raising convertible debt or equity financing ("financing transaction") for the client. In connection with these services, the Company obtained warrants to purchase 275,000 shares of the client's common stock. The exercise price of the warrants was $2.95 per share on November 20, 2001, the effective date of the issuance of the warrants. The warrants have a five-year exercise period from the date of issuance. On January 2, 2003, the Company assigned 183,333 of the warrants to a third party in connection with their introduction of the client to the Company.

Due to certain transactions made by the client since the original issuance, the anti-dilution provisions of the warrants have resulted in an increase in the number of warrants owned by the Company to 95,187 and a reduction in the exercise price to $2.84 per share. On December 30, 2005, the Company exchanged warrants originally exercisable into 53,666 shares of the client's common stock in order to acquire 44,705 shares of the client's unrestricted common stock with a fair market value of $760,432. At December 31, 2005, the Company has assigned a fair value of $294,176 to the remaining of 41,521 warrants. During the year ended December 31, 2005, the total appreciation in the fair value of these warrants was $955,382.

During January 2003, the Company renewed its agreement with the same client to provide the same services as described above. In connection with these services, the Company was paid a quarterly fee of $25,000, payable in advance, for a period of two years beginning January 1, 2003 and upon a closing of a financing transaction, warrants to purchase 100,000 shares of the client's common stock. Upon the closing of any financing transaction, the Company would earn a fee equal to 6% of the first $20 million of gross proceeds raised and 3% of the excess above $20 million.

NOTE 2 - Client Agreements, Marketable Securities and Non-Marketable Securities at Fair Value, continued

During December 2003, the Company assisted in the private placement of the client's common stock and was granted 100,000 warrants to purchase the client's common stock. The exercise price of the warrants was equal to the market price of client's common stock on the date of closing of $3.98 per share. The warrants have a five-year exercise period from the date of issuance. The Company had a one year waiting period to exercise the warrants from the date of closing. In addition, the Company agreed to assign 50,000 of those warrants to a third party at the end of the one year waiting period. The Company has assigned a fair value of $325,750 to these warrants at December 31, 2005. During the year ended December 31, 2005, the fair value of these warrants appreciated by $294,474.

In August 2005, the Company renewed its agreement with the same client to provide a broader array of investment banking services including those described above, for a two year period retroactive to January 1, 2005. In connection with these services, the Company has earned fees of $25,000 per quarter. The total amount of advisory and consulting fees earned by the Company related to this client during 2005 was $111,584.

In February 2005, the Company provided financial advice in connection with a common stock offering effected by the client for which the Company earned a placement fee of $175,000.

During May 2002, the Company entered into an agreement with a client to provide general corporate financial advisory services and act as the exclusive agent in connection with raising project financing for the exploration and development of the client's exploration properties, as defined therein. In connection with these services during 2002, the Company obtained warrants to purchase 200,000 shares of the client's common stock. Upon the closing of a project financing transaction, the Company would earn a fee equal to 5% of the gross proceeds received in that closing along with additional warrants in an amount which allows the Company to purchase the client's stock in an amount equal to 2.5% of the gross proceeds received. At December 31, 2005, a closing of a financing transaction has not yet taken place.

The exercise price of the warrants to purchase 200,000 shares of the client's common stock was $1.48 (or 110% of the client's publicly traded stock price) on the effective date of the issuance of the warrants, which was on May 9, 2002. The warrants have a term of 5 years from the date of issuance. The Company has not exercised any of the warrants as of December 31, 2005. The Company has assigned a value of $21,312 to the warrants at December 31, 2005. During the year ended December 31, 2005, the fair value of these warrants appreciated $21,312.

NOTE 2 - Client Agreements, Marketable Securities and Non-Marketable Securities at Fair Value, continued

During May and June 2004, the Company entered into agreements with the same client to provide general corporate financial advisory services and act as the exclusive agent in connection with a private placement of common stock. In connection with these services during 2004, the Company obtained warrants to purchase 225,000 and 150,000 shares of the client's common stock, respectively. The exercise price of the warrants to purchase these shares of the client's common stock was $1.30 and $1.24, respectively, on the effective date of the issuance of the warrants. The warrants have a term of 5 years from the date of issuance. The Company has not exercised any of the warrants as of December 31, 2005.

The Company has assigned a fair value of $43,457 and $29,970, respectively, to the warrants at December 31, 2005. During the year ended December 31, 2005, the fair value of these warrants appreciated $73,426.

The Company earned a placement fee of $102,375 in connection with a private placement in October 2005. In connection with this transaction, the Company earned the right to receive 52,250 additional warrants to purchase shares of the client's common stock at a price of approximately $1.40 per share. These warrants have not yet been issued to the Company and, accordingly, no value has been assigned to such warrants as of December 31, 2005.

During October 2004, the Company entered into an agreement with a client to provide general corporate financial advisory services and act as the exclusive agent in connection with raising debt financing for the acquisition of properties, as defined therein. Upon the closing of a transaction whereby the client agreed to one or more debt facility arrangements, the client will pay the Company a fee. The fee will be the lesser of $1 million or 2% of the amount the client borrowed which is at the time of the first closing. In January 2005, the Company earned $28,000 from the client in connection with the funding of an additional amount from a debt facility which had been originally arranged through an introduction made by the Company in October of 2004.

NOTE 3 - Related Party Transactions

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel and other services for the day-to-day operations of the Company under a master services agreement. The Company was charged $360,000 in fees during the year ended December 31, 2005 related to this agreement.

NOTE 4 - Income Taxes

The provision for income taxes relates exclusively to New York City corporate income taxes and consists of the following:

| | |
|---|---|
| Current | $ 67,296 |
| Deferred | 51,561 |
| | $118,857 |

The deferred tax liability at December 31, 2005 relates primarily to the different book and tax bases of the fair value of warrants (see Note 2).

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's net capital amounted to $532,819, which was $527,532 in excess of its required net capital of $5,287. The Company's net capital ratio was 0.15 to 1 at December 31, 2005.

# STONINGTON CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity | $ 1,390,694 | |
| DEDUCTIONS AND CHARGES | | |
| Deduction from total liabilities: | | |
| Deferred tax liability | 63,110 | |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | $ 1,453,804 |
| HAIRCUTS ON SECURITIES | | |
| Non-marketable securities, at fair value | 714,662 | |
| Marketable securities | 114,065 | |
| Undue concentration | 92,258 | |
| | | 920,985 |
| NET CAPITAL | | $ 532,819 |
| AGGREGATE INDEBTEDNESS (A.I.) | | |
| Accrued expenses | $ 12,000 | |
| Income taxes payable | 67,298 | |
| | | $ 79,298 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| (a) Minimum net capital required (6 2/3 % of total A.I.) | | $ 5,287 |
| (b) Minimum net capital required | | $ 5,000 |
| NET CAPITAL REQUIREMENT (Greater of (a) or (b)) | | $ 5,287 |

*See independent auditors' report.*

# STONINGTON CORPORATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

| | | December 31, 2005 |
|---|---|---|
| EXCESS NET CAPITAL | | $ 527,532 |
| EXCESS NET CAPITAL AT 1,000% (Net capital - 10% of A.I.) | | $ 524,889 |
| RATIO OF A. I. TO NET CAPITAL | | 0.15 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2005) | | |
| NET CAPITAL - As reported in the Company's Part II of the FOCUS report (unaudited) | | $ 522,099 |
| AUDIT ADJUSTMENTS RELATING TO: | | |
| Undue concentration | $ 10,720 | |
| TOTAL ADJUSTMENTS | | 10,720 |
| NET CAPITAL - Per this report | | $ 532,819 |

*See independent auditors' report.*

SCHEDULE II

# STONINGTON CORPORATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

*See independent auditors' report.*

SCHEDULE III

# STONINGTON CORPORATION

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

*See independent auditors' report.*

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Stonington Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stonington Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance



655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Stonington Corporation to achieve all of the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
February 21, 2006